Filed by Barings BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MVC Capital, Inc.
Commission File No. 814-00201

The following is a transcript of a conference call held by Barings BDC, Inc. on August 11, 2020 at 11:00 a.m., ET, to discuss the entry into a definitive merger agreement by and among Barings BDC, Inc., Mustang Acquisition Sub, Inc., MVC Capital, Inc. and Barings LLC.

Barings BDC Inc.
Conference Call Transcript

August 11, 2020
Presenters
Eric Lloyd - Chief Executive Officer
Ian Fowler - President and Co-Head of Global Private Finance
Jonathan Bock - Chief Financial Officer

Q&A Participants
Finian O’Shea - Wells Fargo Securities
Robert Dodd - Raymond James
Bryce Rowe - National Securities
Kyle Joseph - Jefferies
Ryan Lynch - KBW
Christopher Nolan - Ladenburg, Thalmann

Operator
At this time, I would like to welcome everyone to the Barings BDC Inc. conference call announcing Barings BDC planned acquisition of MVC Capital Inc. All participants are in a listen-only mode. A question-and-answer session will follow the Company’s formal remarks. If anyone should require operator assistance during the conference, please press “*” “0” on your telephone keypad.
Today’s call is being recorded, and a replay will be available approximately two hours after the conclusion of the call on the Company's website at www.baringsbdc.com under the Investor Relations section.
Please note that this call may contain forward-looking statements that include statements regarding the proposed acquisition of MVC Capital, including statements regarding completion and timing of the transaction and Barings BDC’s and the combined company’s goals, beliefs, strategies, future operating results, and cash flows. Although Barings BDC believes these statements are reasonable, actual results and events could differ materially from those projected in forward-looking statements.
These statements are based on various underlying assumptions and are subject to numerous uncertainties and risks, including those disclosed under the sections titled Risk Factors and Forward-looking Statements in the Barings BDC’s annual reports and quarterly reports as filed with the Securities and Exchange Commission and as will be disclosed in the parties’ joint proxy statement relating to the transaction. Barings BDC’s and the combined company’s actual results could differ materially from those expressed in any forward-looking statements for any reason, including those listed in the respective SEC filings. Barings BDC assumes no obligation to update
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or revise any such forward-looking statements, unless required by law. Please note that the past performance is not a guarantee of future results.
At this time, I will turn the call over to Eric Lloyd, Chief Executive Officer of Barings BDC. Please go ahead.
Eric Lloyd
Thank you, Jessie, and good morning, everyone. First of all, I hope that all of you and your loved ones are healthy, as we go through these challenging times. And we really appreciate you joining us for today’s call, particularly on short notice.

Now, I’d like to welcome the Barings BDC shareholders, MVC Capital shareholders, analysts, and everyone else on the call to discuss our agreement to merge with MVC Capital. I’d also like to thank Mike Tokarz, the MVC Capital Strategic Review Committee, and the independent directors of MVC Capital and Barings BDC for all their efforts leading up to yesterday’s announcement.

On the call today, I’m joined by Barings BDC’s President and Barings Co-Head of Global Private Finance Similar to all the calls we've been on in the past, I'm joined by Barings BDC's president and Barings' co-head of global private finance, Ian Fowler; as well as BDC Chief Financial Officer, Jonathan Bock. Please note that throughout this call, we’ll be referring to the strategic acquisition deck that is posted on the Investor Relations section of our website. Ian and Jon will review the details of the transaction, but I’d like to start today with some high-level comments about our announcement.

Before discussing the transaction, we recognize that some of you on the call may not be familiar with Barings BDC or its investment advisor Barings LLC, which we continue to manage the combined company following the merger. So, I wanted to take a few minutes to explain who we are.

Turn with me to slide seven of the presentation, where we show a high-level overview of Barings. We have over 1,900 professionals across 16 countries worldwide. Importantly, Barings is a wholly-owned subsidiary of MassMutual, and this relationship provides a level of platform support and long-term stability that is unique in the BDC marketplace. Also, Barings is a deep and experienced credit manager with over 346 billion of investments under management worldwide as of June 30th, 2020. We have a strong partnership between our liquid and non-liquid credit teams that further differentiates our underwriting and sourcing with a perspective that reaches across all credit classes.

Now, turning to slide eight, you can see the scale and depth in our credit across both private and public markets and across geographies, and I would also point out our expertise in terms of workouts and special situations. I’ll quickly summarize by saying we are a large, experienced, global platform with the flexibility to provide financing up and down the capital stack. In addition, our unique ability to align with the interests of shareholders of Barings BDC, which we have continued to demonstrate since becoming its investment advisor two years ago continues to drive long-term shareholder returns.
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Starting on slide nine, you will see two slides with data from our recent Barings BDC’s earnings presentation. In August of 2018, following the sale of Triangle Capital Corporations Investment Portfolio, Barings made a substantial investment in the BDC and externalized it. Slide nine shows how this portfolio has evolved since Barings took over the cash pool, initially investing in (inaudible) loan portfolio to generate yield for shareholders, then beginning to rotate out of that portfolio into primarily directly originated middle market first lien senior-secured loans.

You can see the current portfolio on slide 10. It’s a diverse portfolio of 95% senior-secured first lien assets with middle market investments now comprising over 61% of the total portfolio. Despite the recent market volatility, the overall portfolio has performed well, and we believe Barings BDC is well-positioned with the liquidity and capital structure to take advantage of the current market opportunities. In addition to our high-quality investment portfolio and strong leverage position, Barings BDC’s recent investment-grade rating of BAA3 by Moody’s Investor Servers enables us to further strengthen and diversify our liability structure.

Now, let’s turn to Barings BDC’s strategic merger with MVC Capital, which begins on slide 12 of the presentation. As you saw in yesterday’s press release, Barings BDC has entered into a definitive agreement to merge with MVC Capital. We believe this combination provides many strategic and financial benefits to the combined company that remain consistent with our commitment to shareholder alignment, and I will walk through six of these anticipated benefits before we get into the details of the transaction.

First, this transaction creates increased scale with the combined company expected to have more than 1.2 billion of assets on a pro forma basis. We expect that the overall size and enhanced diversity of the portfolio will put the combined entity in a stronger position to navigate the current market.

Second, this transaction is earnings accretive to investors. As we estimate net investment income to be $0.18 to $0.20 per share in the first full quarter after close. That’s compared to Barings BDC’s $0.14 per share of net investment income to the second quarter of 2020 and a consensus estimate of $0.16 per share for the first quarter of 2021. As a result, we’re optimistic that this transaction will serve as the potential catalyst for future dividend growth at Barings BDC.

Third, this transaction provides the combined entity investment option value through an approximately 35% expansion of our equity base and expected increase in investment in leveraged capacity and improved access to unsecured debt capital markets. Pro forma for the transaction, we anticipate total debt-to-equity and net debt-to-equity to be approximately 0.9 times and 0.8 times, respectively, which allows for a robust liquidity and capital deployment in a time of market volatility and opportunity.

Fourth, this transaction highlights our commitment to shareholder alignment through the use of an upfront cash payment to any shareholders by Barings LLC and a credit support agreement or referred to as a CSA provided by Barings LLC that provides up to $23 million in downside
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production to investors and the combined company from the net cumulative unrealized and realized marks of the acquired MVC portfolio over the next 10 years.

This CSA is a unique and critical element of the transaction, reducing the level of risk for BBDC and MVC shareholders following the closing. Given its importance, Ian will discuss the strategic elements of the CSA in more detail shortly, and Jon will discuss the financial accounting aspects so you can fully understand the mechanics and the benefits.

Fifth, this transaction provides efficiencies and portfolio diversification through increased cost synergies and an expansion of portfolio obligors with the natural diversity and synergies that we expect to come from combining the two platforms into one.

Finally, we expect this transaction to be accretive to net asset value per share long term, as assets are repositioned into directly originated investments. I want to emphasize that this transaction is not a change in strategy or direction for Barings BDC. The MVC Capital portfolio has junior debt and equity positions. However, we anticipate that over time, as these positions are realized, we will redeploy that capital into privately placed, directly originated, senior-secured, middle market investments comfortable with the Barings BDC investment focus.

As a related matter, although not a closing condition to the transaction and subject to Barings BDC Board approval, we also announced that Barings BDC intends to seek shareholder approval in its merger proxy to amend its current investment advisory agreement with Barings LLC to lower the base management fee to 1.25% of gross assets, excluding cash, down from 1.375% currently, make certain conforming and definitional changes relating to the transaction, and to reset the incentive fee commencement date to coincide with the first quarterly period, ending after the closing date of the transaction. We believe that this further demonstrates our commitment to manager and investor alignment, as Barings LLC will remain the largest shareholder of the combined company, owning approximately 21% of the combined company.

Let me conclude my comments by saying how excited we are for this combination, which we see as a mutually beneficial for both shareholder bases. We expect that all shareholders will receive benefits from the combination following the closing, namely from the expected earnings accretion, leading shareholder alignment demonstrated by manager support, and anticipated lower base management fees, as well as the benefits of diversification and scale.

Now, I’d like to turn the call over to Ian to outline the details of the transaction.

Ian Fowler
Thank you, Eric, and good morning. Let’s turn to slide 13 of the presentation. In this transaction, MVC shareholders will receive book value consideration of $177.5 million or $10.01 to share consisting of two components. One, cash is $7 million or approximately $0.39 per share, paid directly to the MVC shareholders by Barings LLC, and two, $170.5 million of Barings BDC common stock valued at its (inaudible) per share as of June 30th at a fixed exchange rate of 0.94024 Barings BDC share for every MVC Capital share. Additionally, as Eric indicated, in support of this transaction, 23 million of unique credit support is being provided by Barings LLC
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in the form of a credit support agreement to limit potential net cumulative realized and unrealized losses on the acquired MVC Capital portfolio over the next 10 years. The CSA will be fair value quarterly by independent third party and recorded on the Barings BDC balance sheet during the life of the CSA. The CSA is designed to provide an offset to potential unrealized and realized losses on the legacy MVC assets.

Now, let’s be clear as to what this means. Effectively, the first 23 million of cumulative realized and unrealized losses on the MVC Capital portfolio during the 10 years following the closing, if any, will be covered by Barings LLC. Thus, the downside exposure to the combined company shareholders is reduced. Any upside from portfolio appreciation, however, will go entirely to the combined company shareholders. For reference, Barings BDC has purchased the MVC portfolio at approximately 61% of cost, and with the CSA, investors are protected from depreciation down to 54% of cost. In addition, in connection with the merger, Barings BDC has committed up to 15 million in secondary market support post closing for shares of the combined company stock, when such shares trade at certain level below NAV. This accretive share repurchases will generally occur over a 12-month period post close, pursuant to a share repurchase plan and subject to covenant and regulatory constraints.

Turn now to slide 14. Here you can see the anticipated base fee reduction that Eric referenced, demonstrating another key element of shareholder alignment. In addition, from a financing perspective, no new sources of financing are required at close. Slide 14 also references the investment grade rating that Barings BDC received from Moody’s last week, as well as the 100 million commitment from MassMutual for an unsecured debt private placement that we expect to draw down over the next 12 months. While the rating and unsecured debt commitment are not directly linked to this transaction, they are both important elements of our financing strategy that create the capital structure foundation to execute on market opportunities, such as this transaction. We anticipate closing the transaction with MVC Capital by the end of 2020, subject to shareholder approvals, regulatory approvals, and other customary closing conditions.

Speaking of shareholder approvals, we’re pleased to have the support of Leon Cooperman, Wynnefield Capital, and West Family Investment; the three largest current holders of MVC Capital stock. Barings BDC and MVC Capital expect to file the N14 registration statement and proxy seeking the relevant approvals from the respective shareholders in the next month.

Turning to slide 15, we can look at the total consideration relative to MVC Capital’s trading price from a graphical standpoint. MVC shareholders are receiving total consideration of $8.21 in cash and stock at market value, based on Monday’s closing prices, representing a premium of 21% to the last closing price of $6.80.

Moving to slide 16, let me discuss this transaction from a book value perspective for BBDC shareholders. Based on MVC’s reported net asset value as of April 30, 2020, Barings BDC is acquiring the portfolio at 92% net asset value. When you take into account the 23 million credit support agreement from Barings LLC designed to provide protection to investors against potential net cumulative unrealized and realized losses on the MVC Capital portfolio over the
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next 10 years, Barings BDC investors will have downside NAV protection on MVC assets to 54% of their original costs.

Now, I’d like to turn the call over to Jonathan Bock to discuss the combined company investment highlights.

Jonathan Bock
Thank you, Ian, and let’s turn to slide 17. We believe the combination of these two companies drives enhanced shareholder return and investment optionality to capitalize on the current volatile investment environment. Now, as outlined below, we see several key benefits of the transaction, ranging from expected shareholder accretion to increased shareholder scale with anticipated lower base management fees, but let me walk through each of these points in more detail.

Jump to slide 18. Like many BDC combinations, there are three initial elements of scale benefits that can occur. These include the platform benefits of scale, ranging from increased hold sizes within the BDC to improved access to capital markets to cost synergies, which all could help drive improved return on equity. We’d also expect the shares of a larger combined company to have more liquidity and be more attractive to institutional investors. Additionally, Barings BDC derives many benefits from affiliation with Barings LLC, a leading global financial services firm with over $346 billion in AUM, as of June 30th. Barings BDC gains valuable insight from the entirety of investment professionals working on our global platform, who provide access to information, market knowledge, expertise, deal sourcing capital, and back office support and infrastructure, all to this transaction. And that’s alongside all our clients globally.

Now, furthermore, consistent with Barings’ focus on driving strong shareholder returns, we believe it’s important to outline another direct shareholder benefit post consummation of this transaction.

Jump to slide 19. As Eric mentioned, Barings BDC intends to seek shareholder approval to amend its investment advisory agreement to lower its base management fee to 1.25%, down from 1.375%, make certain conforming definitional changes related to the transaction, and reset the incentive fee cap commencement date to coincide for the first quarterly period ending after the closing date of the transaction.

Now, Barings BDC investors know our focus on proper incentives and their influence on investment outcome, a required spread in investor must originate to meet a dividend yield obligation. To that, notice how this anticipated lower base fee provide Barings BDC proper investment latitude to continue to focus on high-quality assets while delivering an attractive investor return.

Now, jump to slide 20. As Ian discussed, this transaction further outlines Barings commitment to investor alignment through a credit support provided by the CSA. The CSA is recorded as an asset on Barings BDC’s balance sheet with a value that’s determined by an independent third party each quarter, and the two drivers of this valuation are, one, the premium value associated
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with the credit protection over a 10-year period and, two, the protection value provided to the extent the MVC portfolio is valued below our purchase price or we realize losses on the acquired MVC assets below our purchase price. At the closing of the transaction, we anticipate the premium value of the CSA to be a primary driver of CSA value.

Now, on a cash basis, Barings LLC will make a cash payment equal to the value of the CSA at the earlier of the end of the 10-year CSA period or the date the assets and the MVC portfolio are exited in their entirety. As Ian indicated, if the value of the MVC investments increase over time, the combined company shareholders will receive that entire benefit of appreciation, as a CSA could not result in any payment to Barings LLC, only a potential payment from Barings LLC. Now, another important element to this transaction is the expected increase in investment optionality and the improved market opportunity.

Turn to slide 21. At deal close, we expect net debt-to-equity to be approximately 0.8 times with approximately 290 million in available investment capacity if the company increased net leveraged to 1.25 times. This increased optionality provides capital both for offensive and defensive purchases. And additionally, the market opportunity set remains attractive.

Lastly, I want to speak to two remaining points of diversification and shareholder accretion. Jump to slide 22. We expect to see improved diversification on the asset side of our balance sheet as assets by both dollars and count increase. We plan to match those assets with a diverse capital structure of secured debt, unsecured debt, and equity. Moreover, we believe MVC Capital’s portfolio mix, which is historically had a heavier weighting and non-yielding equity investments, provides an attractive opportunity for us to reinvest proceeds from sales into directly sourced, higher risk-adjusted return assets, with the potential to generate strong current yields.

Currently, Barings BDC’s portfolio is heavily invested in senior secured debt. Pro forma for the transaction, Barings BDC will have over 80% of its portfolio in first lien senior secured assets, and over time, we would like to combine the portfolio to more closely resemble our current mix. Additionally, our financing structure has been further diversified as a result of our investment grade rating and recently closed unsecured debt commitment, which we believe will provide a good match to the increase in junior debt and equity positions as a result of the MVC merger. The enhanced flexibility provides us improved ability to realize the value of MVC’s portfolio throughout an economic cycle.

Finally, let’s jump to slide 23. We anticipate NII accretion to the $0.18 to $0.20 per share range or approximately $0.19 per share at the midpoints one quarter after deal close, driven by MVC’s portfolio income and future leverage on the newly issued equity from this transaction. Moreover, we believe we can create meaningful value and meaningful future income growth by repositioning MVC’s portfolio into the higher yielding investments. We also expect the transaction to benefit from near-term cost savings, both in the form of the anticipated base fee reduction and synergies on the combined G&A and interest expense base.

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And so, maybe before we open up the line for questions, let me conclude by saying how excited we are about this combination since we believe it’s a win-win for both shareholder bases. We expect that all the shareholders will benefit from the larger, more scaled combined company with strong competitive advantages, shareholder alignment, and the resources provided by Barings LLC. We want to thank Mike Togartz, his team, and the MVC Capital Board for their confidence in us, and on behalf of the Barings BDC’s team, we appreciate your time and interest today.

We will be happy to take your questions, and please, understand that we might be limited in some of our answers due to the upcoming proxy filing. With that, operator, we’re happy to take and open the line for questions.

Operator
Thank you. Ladies and gentlemen, if you would like to ask a question at this time, please press
“*” “1” on your telephone keypad. The confirmation tone will indicate your line is in the question queue. You may press “*” “2” if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the “*” keys. One moment, please, while we poll for questions.

Thank you. Our first question comes from Finian O’Shea with Wells Fargo Securities. Please proceed with your question.

Finian O’Shea
Hi, guys. Thanks for having me on and congratulations on the announcement here. Just a couple of questions on the CSA. The first one that stands out to me is why 10 years, assuming you’ve taken a pretty good look and degree of familiarity with these assets, and you’ll be pencils down to move them out. Just thinking about sort of the time value of this and how much shareholders might value recuperated losses 10 years down the road. Just any color you can give there. Why wasn’t it five or something like that?

Eric Lloyd
Bock, you want to hit that one?

Jonathan Bock
Sure. So, Fin, the short answer is because you have longer duration equity in this portfolio, that tied to the longer duration of the CSA. That being said, what we want to make sure we outline is it’s 10 years or the earlier of the rotation out of those assets. I mean, you could imagine that there’s going to be a level of (inaudible) and speed in that rotation. Clearly, there’s market dependencies as a result because you want to maximize shareholder value. But that’s simply the reasoning because, yeah, some longer duration securities that need to be viewed that way for CSA purposes. Did that answer your question?

Finian O’Shea
Yes, and just a follow-on there. Assuming as there will be some perhaps small bit of equity throughout the duration, in terms of what today’s shareholders might receive, presumably you
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guys have been quite inquisitive in your short history. I assume you want to be much bigger in 10 years, and for those, I think there’s a circumstance where today’s shareholders or at the finale of the transaction experience losses through the MVC assets and then end up sharing that CSA with a much larger shareholder base. As far as I know, that’s how things work with (inaudible) companies. All shares have to be equal in all ways. Before you put out the proxy, is there a way you can tie the CSA benefits to shareholders today as opposed to those who might buy in at a bigger company in the year 2030?

I might just continue that follow-on by saying this. Really, no one, particularly Barings, puts out a target for in-growth. At the end of the day, the goal is to do attractive transactions through a number of our teams to generate NAV appreciation as well as just income growth and stability. So, I wouldn’t say that you could expect a lot more. Really, it’s market-dependent, but our point would be focusing on what we have today. There’s really no additional intentions of doing anything other than maximizing shareholder value, and we look forward to outlining that over time. And also, the half-life of these assets, particularly in these environments, particularly if markets continue to reflate, also is much quicker than maybe anticipated today or in a few months past.

Eric Lloyd
Just kind of hit it two ways on your first one. We put in there the 100% realization concept in there. Jon said the longer day’s equity until the portfolio gets realized. We’ll true it up then. And really just because we didn’t want anybody questioning unrealized marks one way or the other when there’s a point in time where there’s a payment made that could disproportionately benefit one side or the other. So, we wanted to make sure there was time for the realizations. But we hear you loud and clear on the timeframe, which is why we put in if the portfolio is realized, we’ll true it up then.

And on the second one, to your point, we looked into it. Our understanding right now is to your point that all shareholders have to be treated the same. So, we couldn’t see a mechanism by which we could do that. So, if somebody knows one, let us know. But we were not able to determine one that worked for (inaudible) bonds and was able to provide that type of (inaudible) sensing to current shareholder base.

Finian O’Shea
I understand there’s no perfect way to do it. And just an obvious question on the incentive fee. I’m sure as we talked about, this puts you in a favorable position from your DSL book. Is there some work around in that sense, or do you view this as part of the tradeoff for, of course, the whole package that ultimately aligns you with the MVC book? Just any color on how you discuss that tradeoff there.

Eric Lloyd
So, this is Eric Lloyd speaking, by the way. I’d say you just phrase it, well, it’s kind of the whole package. When we look at it, we believe going to a 1.25% base management fee. That’s a forever fee that just doesn’t go up. So, we think that’s a real benefit over the long term. Maintaining our 8% hurdle when there’s plenty of people out there that are coming at lower
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hurdles than that, but through the math with shareholders, we’ve shown that we communicated 8% target ROE and dividend, and we’ve said we’re not going to do any incentive fee until we get to that 8%. We’re not going to take any incentive fee until we reach the level that we told. We’re maintaining the three-year lookback in there, to your point, resetting it so it’s all as of the end of the transaction. So, everything kind of trued up at one point in time. And then, offering the $23 million of support on the portfolio we feel like is a material part of shareholder support in that. So, to your point, taking all those in together, combined with $150 million of equity that we had invested over 20% of the company, we think still stands by best-in-class shareholder alignment.

Finian O’Shea
Appreciate that. That’s all for me.

Operator
Thank you. Our next question comes from Robert Dodd with Raymond James. Please proceed with your question.

Robert Dodd
Hi, guys. A few questions. The first one, on the earnings accretion expectation, you laid out a little bit of the parameters. Can you, if feasible, break out how much of that would come from the lower management fee, which obviously as illustrated in the presentation, isn’t required for the transaction to go forward? And then, if any of that is the discount accretion into earnings from buying the MVC portfolio slightly below book?

Eric Lloyd
Jon, you want to tackle that?

Jonathan Bock
Sure. So, Robert, this will actually come in the proxy. So, I wouldn’t want to speak too much about kind of the added components, but I would say this. There is a hefty component of interest income that continues to come off of the MVC portfolio. Additionally, the benefit that comes through the leverage into Barings directly originated assets that comes off the underlying equity base, I’d say that mix does favor the income component of MVC’s portfolio. And from an OIG standpoint, there will be some level of income contribution as a result of the discount, but the way we see it is that effectively dissipates as we rotate out of those assets over time. So rather than see it more as kind of the net benefit-to-earnings henceforth and forever, you see the realized pops as a result of moving out of par what was purchased below it. So, the proxy will break that out even more. We did take a high level of conservatism in trying to look at income on a go-forward basis, but it’ll all be in there for a very compelling late-night proxy read.

Robert Dodd
Thank you for that. Yeah, I always need something to read and hopefully not put me to sleep. The next question. On the CSA but related to that credit, we looked through the MVC portfolio, and I would see assets that I would consider high-risk assets, be it energy, be it where the marks
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are already down, etc., somewhere in the 60-million range relative to the CSA at 23. So, two parts to that. On the MVC book, as you were going through this process, how in this environment, because due diligence is tricky and due diligence on the existing book there is very high priority, looking at an acquisition. How was that done by Barings rather than inputs from MVC and what they have marked it at? But how did you guys do the due diligence on the existing assets in the book to get a handle? Would 23 be enough?

Eric Lloyd
Robert, this is Eric. I’ll take that, and then, Ian and Jon can jump in. So, taking a step back, when you look at this portfolio and you try to put in a couple of buckets, I think there are a couple of unique parts of it relative to most BCDs. There’s both U.S. and European assets in here. As we referenced in the past, we have a very large European credit team here at Barings, so that allowed us people on the ground that were able to underwrite those credits in those jurisdictions, where we have experience both in Europe and the U.S. As you referenced also, they have a larger component of private equity than we have typically done in our BDC. However, when you look at Barings overall, we have an excess of $5 billion of AUM in private equity. And so, we’re able to access those professionals that have experience in private equity as part of the due diligence. So, it’s not just the BDC team or the debt team in the U.S. It’s really using our European debt team as well as our private equity teams, then bringing all that experience to bear when we evaluate these assets. So, I think that’s the first thing, which is it’s a firm level approach.

And secondly, at a more tactical level is how do we do due diligence. As you can imagine, it is more challenging than not, right, than it has been in the past. Given our geographic footprint, we are able to drive by certain properties, where they may have operations and the like, just because of a more disperse employee base that we have. But the fact of the matter is a lot of it was very virtual. A lot of it very much database-driven. Mike and his team were very forthcoming with information with our team, and I think there was really good, robust dialogue around every single one of the assets. And what they are seeing and what they were getting from their portfolio companies and providing us that information so we could underwrite those companies in this environment.

I think lastly, then getting to purchase price and kind of you mentioned the discount, I want to make sure it’s highlighted that the $23 million kicks in at the level below our purchase price. So, it’s not the first $23 million of losses from cost, their original cost at MVC. It’s from our, think of it as, basis in there. And so, the purchase was around 61% of costs from MVC, and this $23 million really protects down to about 54% of original costs. So, we do believe that the balance of that purchase price as a percentage of costs, with the due diligence we’re able to do on the assets, with the scope and scale of Barings and the diversity of our investment capabilities put us in a unique position to really make sure we had our arms wrapped around these assets.

Robert Dodd
I appreciate that, Eric, and that color. One more. On the CSA valuation, obviously, every quarter you’re going to value the portfolio, as you do every quarter, fair value on that. On the CSA, obviously, Jon, you pointed out there’s a premium component as well, which I assume is some
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kind of (inaudible) insurance model. MassMutual will know something about insurance. So, who is going to value the CSA? And basically, who’s going to come up with the premium value or the inputs to the premium calculation? Is that going to be a third party every quarter based on the other fair value of the various assets? Or what’s the precise mechanics of that?

Jonathan Bock
So, you already answered it. The premium value, it’s very much an insurance-style policy. So, what would happen is we’ve engaged and will continue to engage a third-party valuation firm that takes our inputs on the credits, the same valuation process we use across the entirety of the firm, and then, they effectively run option pricing models just to generate the value of that option or protection. And so, you can imagine, there’s value in the protection, even if it has not been exercised. And so, you can expect a positive value on an initial basis. But our job is to make sure that we provide all of the credit, all of the agreements, the performance, and then, they completely independently determine the CSA value. And it will continue to be like that every quarter we have it.

Robert Dodd
Thank you. I appreciate it. I look forward to reading the proxy.

Operator
Thank you. Our next question comes from Bryce Rowe with National Securities. Please proceed with your question.

Bryce Rowe
Thanks. Good morning, everyone. I wanted to ask maybe Ian or Eric a follow-up to one of Robert’s questions there around portfolio, portfolio due diligence, and you look at MVC’s portfolio and not only is there more leaning to junior positions and equity, but there’s pretty significant concentration within the portfolio. So, maybe, you guys could speak to several of the larger investments or speak to the level of concentration and how you plan to tackle and extract as much value as you can at this point.

Eric Lloyd
This is Eric. I’ll take a first crack at it and then turn it to Ian if he has things. As far as specific assets, it’s best not to get into that until the proxy is filed and the like, but I’ll give you some concepts as kind of how we thought about it. So, if you think of the debt instruments that are in there, they do have a higher component of PICC relative to cash than what we have had historically in the BDC. That being said, as a firm, we’ve been investing in mezzanine debt for over 25 years. And we have people on our team here, on our investment team that work for Ian that have decades of experience investing in mezzanine debt. And so, working through those situations, whether they’re cash or PICC, and so, junior capital is not something that’s new to us in any way. It’s just not something we’ve historically put in the BDC for the reasons we’ve referenced earlier that we just feel like a more first lien senior-secured long-term portfolio is a better portfolio for BDC. But our experience is there around that. If you think of a leverage, let’s just call it, one and a quarter times plus or minus on the equity base, and you think of what the pro forma portfolio looks like, you think of assets where they have a meaningful amount of
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PICC, it’s basically plus or minus 5% of the portfolio or so, as we sit here today. Who knows if that evolves over the course of the quarter or two, so we look at that as very manageable relative to cash distributions and, again, something we have a lot of experience with. And then secondarily, again, using that same leverage profile, there’s not a position in the portfolio pro forma for the deal as modeled that’s greater than 2.5% of the portfolio. And so, although it’s more concentrated certainly in their book, given their size, when you roll them altogether, we still feel like there’s a really good strong level of diversification.

Ian or Jon, you want to add anything?

Ian Fowler
Bryce, the only thing I would add is in terms of our direct winning platform today, we actually have over $600 million in junior capital investments in lower-middle market companies, very similar D&A to the MVC portfolio. And so, we have the knowledge, as Eric said, the experience underwriting junior capital investments with this type of company profile. We scrub the internal valuations, which we thought were good. We conducted third-party due diligence. We had access to all the financials and deal times. And for any investments in that portfolio that fell out of our direct lending scope, we were able to lever the Barings platform. So, at the end of the day, we’re comfortable with the assets, and I think we’ve demonstrated our conviction around that with the $23 million of our own money through the CSA.

Bryce Rowe
Got it. That’s helpful. This might be a question for Jon, but obviously, you’ve got this share repurchase mechanism in here to support in the secondary market after the deal closes and you talk about specific levels of NAV. Is that comparable to the program as it’s set up now? Or are there different targeted levels in terms of price to NAV that would be associated with this program?

Jonathan Bock
No. Prior views would be a good way to think about it. So, if you think about how we’ve historically bought equity in the past, I think you saw a line of demarcation around 0.9. Clearly, haven’t laid out the specifics. Would ask you to look at the proxy, but we continue to execute in a similar fashion to how we’ve done it in the past.

Bryce Rowe
And Jon, I would assume with this ongoing transaction is part of the reason we haven’t seen much repurchase activity since the first quarter earnings call in early May.

Jonathan Bock
Yeah, you would imagine correctly. When there’s no certainty over a close, etc., you’re prohibited from doing that.

Bryce Rowe
Thank you, all.

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Operator
Thank you. Our next question comes from Kyle Joseph from Jefferies. Please proceed with your question.

Kyle Joseph
Good morning, guys. Thanks for having me on and taking my questions. First question is just the impetus for the acquisition, you guys have prided yourself on a boring is beautiful strategy, and Eric, I recognize you said this is not necessarily a strategy shift, but had you guys been in the market looking at other portfolios? Why this kind of a one-off deal that was too good to pass up? Can you just give us a sense for how the deal came to fruition?

Eric Lloyd
So, I’d say we’re always looking if there’s something for sale in the marketplace as a business at Barings, as you can imagine just given the scale of our business at north of 340 billion on a global footprint. We see various M&A opportunities. I do believe that the BDC space is one that could benefit from consolidation over time. And so, it is something that we have made clear to financial institutions and intermediaries out there, that it’s something we’re interested in doing because we do believe that it is a space that could benefit from it. And we do believe the way we’ve set up the transaction, both original transaction on (inaudible) and this one is showing a unique way of aligning the manager and the shareholder that we think is an approach that will work going forward in many ways. This particular transaction, the MVC team, I don’t want to speak for them as to exactly the process they ran. I think we’ll refer to a lot of that in the proxy, but I think it’s fair to say it was a tight process, and I think it’s one that they saw the benefit of us as a purchaser and we saw a benefit of this portfolio, given particularly the unleveraged nature of the BDC as it sits today. In many cases in these situations, it’s a more leveraged situation, which creates its own level of challenges. So, it’s really the combination of those factors, I think, made it attractive to us.

Kyle Joseph
And then in terms of the portfolio, obviously, the long-term goal is to rotate it into more of your core asset base, but as you look at the portfolio, did you see some opportunities where you could invest capital in these companies and potentially increase the value before rotating them? Or is it to rotate them as quickly as possible? How do you envision that?

Eric Lloyd
That’s a great question, Kyle. We really look at it as not something that we feel like or would like to have to monetize in the short term, given the leveraged nature that we referenced earlier. Pro forma as we modeled it, we’re at 0.8 on a net leveraged basis, 0.9 on a gross basis. So, we feel very good about our ability to put incremental capital in there to the extent it makes sense. So, we’re under no pressure to sell any of these assets in the short term. If it makes sense to monetize an investment, we’ll do that. But if it also makes sense to invest more capital in there because we believe that the long-term accretion to the existing capital as well as the new capital is more favorable, absolutely something we’ll consider and we’ve done on our platform for many years. We scheduled out into the investments as to kind of how we think of
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potential hold periods and the like and feel very comfortable about where we are, from an at-close and then really over the years ahead.

Kyle Joseph
And then, one last one from me, as it relates to the remaining BSLs. How should we think about prioritizing which assets to rotate, whether it’s the MVC portfolio or the BSLs, or is that really just going to be driven by what the market gives you guys?

Eric Lloyd
Yeah, really driven by what the market gets us. As we said, going in, when we funded under BSLs, we weren’t going to force sales at irrational times in order just to fund directly-originated assets. As you’ve seen, we’ve continued to deleverage over the course of the year by selling BSLs, and I think the leveraged profile that we’re sitting at or for the deal gives that flexibility that we could sell BSLs that make sense. We could increase leverage up to a prudent level from the 0.8 times, 0.9 times net gross, and that flexibility I think is really important. We refer to it in here as kind of investment activity optionality value, and I think in the market that we’re in today, that option value is really attractive. I don’t know what the next 6 or 12 months are going to be, but I do think that being in the leveraged position we’re in will be good. And as we see opportunities to sell BSLs at or near our cost, that is something that we focus on because we do believe that option value is meaningful at this time.

Operator
Thank you. The next question comes from Ryan Lynch with KBW. Please proceed with your question.

Ryan Lynch
Good afternoon. Thanks for taking my questions. I just have a couple quick ones. What do you anticipate your weighted average (inaudible) being post close of this transaction? Obviously, these portfolios are significantly different. MVC’s portfolio has a significantly higher portfolio yield. So, what do you anticipate the portfolio yield combined pro forma of the yielding transactions post close?

Jonathan Bock
Ryan, it’ll go up. I’d say that this is the point where the flag gets thrown as it relates to a reference in the proxy because at the same time, we also are taking the yield inputs that are coming from their portfolio as of, I think their quarter ended 07/31. So, all coming in at combined proxy out surely, but you can imagine higher spread on this portfolio would give an upward bias to yields overall.

Ryan Lynch
And then, when you guys do your NOI accretion on slide 23, first quarter post close, $0.19. Were there any assumptions baked into there for activity that MVC would be making in the third and fourth quarter to get to those numbers?

Jonathan Bock
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Yeah, sure. For example, Ryan, if you look at just the charts on 23, I think you see roughly 16 million in total revenue, and you can see something certainly a little bit higher, as it relates to total revenue for BBC, with kind of the shaded box being the MVC contribution. So, clearly, there is a level of accretion that occurs naturally. One difference would be, though, is that while it occurs naturally it would not occur to the same extent, had this portfolio been a part and MVC been a part of our value proposition.

Ryan Lynch
And then, that same slide, you gave a nice illustration here. One of the questions that I had was just on the expense side, and again, this may come out during the proxy now that that’s signed, but it looks like expenses were actually going down post close. And I was having difficulty reconciling that just because the overall leverage really is going to be changed. You said it’s about one times net leverage today versus one times net leverage post close. So, that really shouldn’t change at all. G&A should probably go up a little bit, given that higher portfolio. And then, the management fees, while the overall rate is lowered, just a larger portfolio looks like the absolute management fees would go up. So, I’m not really sure how the expenses in this slide go down to 9.3 from the current quarter’s 9.6.

Jonathan Bock
Sure. I can give you a few. On the management piece side, clearly, the lower base certainly helps, but also, lower LIBOR, as it has been and is coming through in both the revenue and the expense bases, is also lowering the interest expense overall. So, that’s not just a spread expense. That’s pure dollars. So, that’s another item for the decrease. So, you’d see that plus the fact that we do keep G&A tight on a relative basis, so kind of all in, it’s more close to the same. And then, the earnings accretion comes from the increase in revenues, as it is bringing on the portfolio. But LIBOR is a component, and we can break up that offline if you’d like.

Eric Lloyd
And Bock, the investment grade rating benefitted in the credit agreement that we have with ING too is part of that too, Ryan. So, the investment grade rating their benefits.

Jonathan Bock
Yep. It’s at 25 bps. So, once we were rated IG, the cost of our largest credit facility, which was at L225 has now fallen to L200 with L still going down.

Ryan Lynch
Just one last one for me. Will the proxy give any sort of guidance on the valuation of the CSA? Or is that just too early? I’m just trying to get a sense of that’s obviously the 23 million. That’s a big number. That’s meaningfully accretive. If you guys put that on your balance sheet, closer to 23 number. But it’s going to be fair value. So, I’m not sure if it’s going to start closer to that 0 number and work its way up, or I’m just trying to get an understanding of is it going to be closer to that 23 or closer to the 0 number and change over time. Obviously, it fluctuates depending on how the MVC’s portfolio moves and estimations.

Jonathan Bock
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You know, this is all subject to continue review, both by auditors and third-party valuation folks. But you can imagine that it certainly wouldn’t be 0 because there’s value in protection. And it probably shouldn’t be 23 million because there’s many outcomes where the CSA is not even capitalized or paid on based on the discount at which the assets are purchased. I’d say you can, for starters, look at around a $5 million level but also know that that can be subject to bias upward depending on what we receive from our third-party valuation firms as well as the review on their work from regulators and auditors. So, still TBD, but just wanted to give you an anchor there if that works.

Ryan Lynch
I appreciate the comments and congrats on the announcement.

Eric Lloyd
Thanks, Ryan, and thanks for dialing in and your time.

Operator
Thank you. Our next question comes from Christopher Nolan from Ladenburg, Thalmann. Please proceed with your question.

Christopher Nolan
Hey, guys. A lot of MVC’s revenues are generated from the second lien investments. If those are going to runoff over time, is it conceivable that the accretion from this deal actually starts to go down beyond the 12-month horizon that you indicated earlier?

Eric Lloyd
I think there’s two components in that. If they get paid off, repurchasing the portfolio at roughly 61% of cost without getting into an asset bias attribution, but using that as a proxy, if they get paid off, there’s a gain on those assets. So, that’s a positive for everybody involved. From an income perspective, then we have to get into kind of the mix of cash and pick. And so, from an overall interest rate environment, the answer is, yes, you would expect as we sell the second lien were to be paid off as par, and we reinvest that primarily in a first lien asset that that will come at a lower overall interest rate. But that doesn’t mean that the cash interest rate would be lower. In a number of cases, you can think of a second lien that has 5% or 6% cash and a 5% or 6% (inaudible) component, and if that gets monetized or realized at par after a discount purchase, you might reinvest that in a LIBOR-plus 600 first lien asset. And we believe that the same cash interest rate would be there on a higher, more first lien portfolio, which on a risk-adjusted basis we think could be attractive.

Christopher Nolan
Great. Okay. Thank you. Congratulations on the deal. That’s it for me.

Operator
Thank you. We have reached the end of our question-and-answer session. So, I’d like to pass the floor over to Mr. Lloyd for any additional closing comments.

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Eric Lloyd
Just really want to thank everybody for joining the call today. I know it’s short notice to join. I hope everybody stays healthy and positive out there, and we look forward to filing our proxy and answering some of the specific questions that were asked here. So, thank you, everybody, for your support.

Operator
Ladies and gentlemen, this does conclude today’s teleconference. We thank you for your participation, and you may disconnect your lines at this time.
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Forward-Looking Statements

This communication contains “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of Barings BDC, Inc. (“BBDC”), MVC Capital, Inc. (“MVC”) or, following the merger of MVC and BBDC, the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the transaction between BBDC and MVC. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by BBDC or MVC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below), when such documents become available. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of MVC’s stockholders voting in favor of the transaction, (v) the percentage of BBDC’s stockholders voting in favor of the relevant Proposals (as defined below), (vi) the possibility that competing offers or acquisition proposals for MVC will be made; (vii) the possibility that any or all of the various conditions to the consummation of the transaction may not be satisfied or waived; (viii) risks related to diverting the attention of BBDC’s management or MVC’s management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the transactions contemplated by the definitive merger agreement may result in significant costs of defense and liability, (x) the future operating results of the combined company or BBDC’s, MVC’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which BBDC and MVC invest, (xiii) changes to the form and amounts of MVC’s tax obligations, (xiv) changes in the Euro-to-U.S. dollar exchange rate, (xv) fluctuations in the market price of BBDC’s common stock, (xvi) the transaction’s effect on the relationships of BBDC or MVC with their respective investors, portfolio companies, lenders and service providers, whether or not the transaction is completed, (xvii) the reduction in BBDC’s stockholders’ and MVC’s stockholders’ percentage ownership and voting power in the combined company, (xviii) the challenges and costs presented by the integration of BBDC and MVC, (xix) the uncertainty of third-party approvals, (xx) the significant transaction costs, (xxi) the restrictions on BBDC’s and MVC’s conduct of business set forth in the definitive merger agreement and (xxii) other changes in the conditions of the industries in which BBDC and MVC invest and other factors enumerated in BBDC’s and MVC’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon BBDC management’s and MVC management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made. Neither BBDC nor MVC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving BBDC and MVC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”).

In connection with the proposed transaction, BBDC and MVC plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Proxy Statement”), and BBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of BBDC. The Proxy Statement and the Registration Statement will each contain important information about BBDC, MVC, the proposed transaction and related matters. STOCKHOLDERS OF EACH OF BBDC AND MVC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BBDC, MVC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by BBDC, from BBDC’s website at http://www.baringsbdc.com, or for documents filed by MVC, from MVC’s website at http://www.mvccapital.com.

Participants in the Solicitation

BBDC and MVC and their respective directors, executive officers and certain other members of management and employees of Barings LLC, The Tokarz Group Advisers LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of BBDC and MVC in connection with the Proposals. Information about the directors and executive officers of BBDC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. Information about the directors and executive officers of MVC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 10, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of BBDC’s and MVC’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the transmittal of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BBDC, MVC or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.